SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. )


                     CENTRAL NATURAL RESOURCES, INC.
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                            (Name of Issuer)


                              COMMON STOCK
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                     (Title of Class of Securities)


                              153141 10 6
                             -------------
                             (CUSIP Number)


                       Phelps M. Wood, Box 660729,
                       ---------------------------
             Arcadia, California 91066-0729    (626)-446-6175
   -------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              April 30, 2004
                        --------------------
      (Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule
13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.

Check the following box if a fee is being paid with the statement.

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                            SCHEDULE 13D

CUSIP NO.: 153141 10 6

(1)  NAME OF REPORTING PERSON:
     Phelps M. Wood
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     S.S. ####-##-####
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) N/A

     (b) N/A

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

     N/A (Disposition)

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)   x

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
     U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

           (7)  SOLE VOTING POWER:         165,810

           (8)  SHARED VOTING POWER:       10,582

           (9)  SOLE DISPOSITIVE POWER:    165,810

           (10) SHARED DISPOSITIVE POWER:  10,582

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     176,392 shares

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

     N/A

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     35.6%
(14) TYPE OF REPORTING PERSON:IN

Item 1. Security and Issuer.

Common Stock of Central Natural Resources
911 Main Street, Suite 1710
Kansas City, Missouri 64105

Item 2.	Identity and Background.
(a) Phelps M. Wood
(b) P.O. Box 660729, Arcadia, CA 91006.
(c) President of Tektest, Inc., P.O. Box 660729, Arcadia, CA 91006
(d) None
(e) The reporting person was a party to an administrative proceeding before the Securities and Exchange Commission
("SEC") concerning violations of Sections 13 and 16 of the Securities Exchange Act of 1934 (the "Exchange Act"). A cease and desist order and an offer of settlement were approved by the SEC on April 12, 2000. The order requires the reporting person to refrain from violations of Sections 13(d) and 16(a) of the Exchange Act and the rules promulgated thereunder.

(f) U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

N/A (Disposition)

Item 4. Purpose of Transaction.

N/A (Disposition)

Item 5.Interest in Securities of the Issuer.

(a)  176,392 shares of common stock of the corporation -
(4,250) of the shares only represent the right to acquire such shares) representing 35.6% of the common stock of the corporation.

(b)  Sole voting power:        165,810 (4,250 of the shares only
                                        represent the right to
                                        acquire such shares)
     Shared voting power:      10,582
     Sole dispositive power:   165,810 (4,250 of the shares only
                                        represent the right to
                                        acquire such shares)
     Shared dispositive Power: 10,582

The Reporting Person shares voting and dispositive power with respect to 600 shares of common stock owned jointly with his wife Beverly G. Wood, P.O. Box 660729 Arcadia, CA 91066 as well as for 1,302 shares owned as Co-Trustee with Beverly G. Wood. Futher, an additional 2,060 shares are held in individual retirement plans for the benefit of the Reporting Person and Beverly G. Wood over which they have the power to vote and direct investments. The Reporting Person shares voting and dispositive power over 6,420 shares as a Co-Truste with his brother, Ashford D. Wood, whose adddress is P.O. Box 1135, Ross, CA 94957

(c) Reporting Person sold forty thousand shares of the Issuer's common stock on April 30, 2004 for a purchase price of $17.50 per share. Twenty thousand shares were sold to Patrick J.
Moran, an individual, for cash consideration of $350,000. Ten Thousand shares were sold to Patrick J. Moran as sole trustee for each of the Anna L.H. Moran Trust and the Genevieve H. Moran Trust. With respect to the sales to the Trusts, each Trust paid $25,000 in cash and the Reporting Person provided carryback financing in the amount of $150,000 to each Trust in connection with the sale of stock.


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(d)  No such person is known.

(e)  N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

No contracts, arrangements, understandings or relationships with respect to the Issuer exists.

Item 7.	Material to be Filed as Exhibits.

Not applicable as none exists.

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                        SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 10, 2004
----------------


                          By:/s/Phelps M. Wood
                             --------------
                          Name:Phelps M. Wood